Exhibit 99.1

I-Mab Reports 1H 2024

Financial Results, Pipeline Progress, and Business Updates

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Completed divestiture of China operations
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Uliledlimab IND clearance paves the way for U.S. combination studies in first-line mNSCLC (CD73 antibody)
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Clinical collaboration and supply agreement with Bristol Myers Squibb strengthens givastomig first-line gastric cancer combination studies (CLDN18.2 X 4-1BB bispecific)
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Ragistomig presentation at ASCO 2024 highlights encouraging early data (PD-L1 X 4-1BB bispecific)
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Well-positioned for pipeline advancement with $207.5 million in cash and cash equivalents, and short-term investments as of June 30, 2024, and cash runway expected into 2027
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I-Mab will hold a conference call and webcast today, August 28th, at 8:00 AM ET

ROCKVILLE, MD, August 28, 2024 – I-Mab (NASDAQ: IMAB) (the “Company”), a U.S.-based, global biotech company, exclusively focused on the development of highly differentiated immunotherapies for the treatment of cancer, today announced financial results for the three and six months ended June 30, 2024, and highlighted recent pipeline progress and business updates.

“I-Mab is delivering on its strategic plan, as demonstrated by our corporate development and pipeline progress in 2024, said Sean Fu, PhD, interim CEO and Board Member of I-Mab. “I am very pleased to report that we are executing on our Board’s vision by establishing a new operating model as a U.S.-based global biotech company and completing the divestiture of our operations in China, streamlining the organization, transitioning to U.S.-based auditors, and building out a U.S.-based leadership team with the additions of Phillip Dennis, MD, PhD, a renowned lung cancer expert, as Chief Medical Officer, and Joseph Skelton, an experienced investment banker, as Chief Financial Officer."

Dr. Fu continued, “In addition, we have significantly advanced our three oncology programs, with an IND clearance for uliledlimab, a new clinical collaboration with Bristol Myers Squibb for givastomig, and the presentation of promising early clinical results at the American Society for Clinical Oncology (“ASCO”) Annual Meeting 2024 for ragistomig. We are excited about our differentiated pipeline and its potential to achieve clinical milestones over the next year, driven by ongoing and potential future clinical studies. In addition, we are actively evaluating strategic in-licensing opportunities to further strengthen our innovative pipeline.”

Pipeline Overview and Potential Upcoming Milestones:

Uliledlimab (CD73 antibody)

Phase 2 combination studies, focused on first-line metastatic non-small cell lung cancer (“mNSCLC”)

Uliledlimab (TJ004309) is an antibody designed to target CD73, the rate-limiting enzyme critical for adenosine-driven immunosuppression in the tumor microenvironment. Blocking CD73 allows anti-tumor immunity to proceed without the presence of an adenosine-induced “immunological fog”. I-Mab owns worldwide rights for uliledlimab, excluding China.

A previous single-arm Phase 2 study evaluating the combination of uliledlimab with toripalimab (results were presented at the ASCO Annual Meeting 2023) in patients with mNSCLC and showed that treatment with uliledlimab produced an overall response rate (“ORR”) of 63% in patients with high CD73 expression and PD-L1 TPS≥1%.

Uliledlimab is also being evaluated in an ongoing, randomized Phase 2 study conducted by I-Mab’s collaborator, TJ Biopharma, comparing uliledlimab plus toripalimab to pembrolizumab alone and toripalimab alone. The primary endpoint is progression free survival ("PFS"), and data are expected in the 2H 2025.

To extend development in first-line mNSCLC, I-Mab has received IND clearance to proceed with a randomized Phase 2 study testing multiple doses of uliledlimab plus pembrolizumab/chemotherapy vs. pembrolizumab/chemotherapy alone. Patient enrollment is expected to begin in the 1H 2025.

Givastomig (Claudin 18.2 x 4-1BB bispecific antibody)

Ongoing Phase 1b dose expansion and combination studies, focused on first-line metastatic gastric cancer

Givastomig (TJ033721 / ABL111) is a bispecific antibody targeting Claudin 18.2-positive tumor cells that conditionally activates T cells via 4-1BB in the tumor microenvironment where Claudin 18.2 is expressed. This program is being jointly developed through a global partnership with ABL Bio, in which I-Mab is the lead party and shares worldwide rights, excluding China and South Korea, equally with ABL Bio.

Phase 1 monotherapy data presented at the European Society of Medical Oncology (“ESMO”) Congress 2023 showed encouraging objective responses in patients with metastatic gastric cancer whose tumors progressed or recurred after prior standard treatments, including those with low levels of Claudin 18.2 expression.

As part of the ongoing Phase 1b trial, the Company entered into a clinical collaboration and supply agreement with Bristol Myers Squibb to evaluate givastomig in combination with nivolumab and chemotherapy as a potential first-line treatment for patients with advanced Claudin 18.2-positive metastatic gastric cancer. The study’s primary endpoint is safety, with secondary endpoints including ORR, and data are expected in the 2H 2025.

Updated clinical data from the dose expansion portion of the Phase 1 monotherapy study of givastomig will be presented at the ESMO Congress 2024.

Ragistomig (PD-L1 x 4-1BB bispecific antibody)

Ongoing Phase 1 dose escalation and dose expansion in advanced solid tumors

Ragistomig (TJ-L14B / ABL503) is a bispecific antibody designed to provide anti-PD-L1 activity and 4-1BB-driven T cell activation in one molecule. The combination of an Fc-silent antibody with conditional 4-1BB engagement is intended to produce safety benefits, including the potential for lower hepatotoxicity compared to traditional 4-1BB agonists. This program is being jointly developed through a global partnership with ABL Bio, in which ABL Bio is the lead party and shares worldwide rights, excluding China and South Korea, equally with I-Mab.

Early observations reported by I-Mab’s development partner, ABL Bio, at ASCO 2024 showed promising objective responses in patients with various solid tumors whose tumors progressed or recurred after prior standard treatments, including in patients with relapsed or refractory cancer after prior PD-L1 inhibitors. These early efficacy results are encouraging, and enrollment in the Phase 1 study is ongoing in selected indications within the PD-L1 positive tumor expansion portion of the study.

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Top-line Phase 1 dose escalation and dose expansion results demonstrated an ORR of 26.9% (7/26), including six partial responses (PR) and one complete response (CR), and a clinical benefit ratio (CBR) of 69.2% (18/26) at doses of 3 mg/kg and 5 mg/kg.

Significant Strategic Progress and Corporate Development

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The agreement to divest assets and business operations in China was completed on April 2, 2024. The Company transferred 100% of the outstanding equity interest in I-Mab Biopharma Co., Ltd (“I-Mab Shanghai”) to I-Mab Biopharma (Hangzhou) Co., Ltd (now known as “Tianjing Biopharma” or “TJ Biopharma”), on a cash-free and debt-free basis, for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on TJ Biopharma's achievement of certain future regulatory and sales-based milestone events. Concurrently, in exchange for the transfer of equity interest of TJ Biopharma, repurchase obligations owed by I-Mab Biopharma Hong Kong Limited ("I-Mab Hong Kong") in the amount of approximately $183 million were extinguished. In addition, the Company participated in a Series C fundraising of TJ Biopharma for an equity investment of $19 million.
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As previously disclosed, certain non-participating shareholders of TJ Biopharma commenced arbitration against I-Mab Hong Kong, and as a result, the RMB equivalent of $17.5 million was placed into court escrow for future redemption obligation settlements which were subsequently settled. The approximately $15 million of remaining redemption obligations to non-participating shareholders are expected to be settled in September 2024. As of June 30, 2024, the fair value of the put right liabilities was $2.0 million and classified as a current liability and represents management's best estimate of the timing of redemption requests as of that date, compared with a $13.8 million and non-current liability as of December 31, 2023. The $11.8 million change in fair value was recorded as a non-cash item within other income (expenses), net.
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The Company has been engaged in ongoing litigation related to I-Mab’s trade secret claims against Inhibrx, Inc. ("Inhibrx") and Dr. Brendan Eckelman for misappropriation when Dr. Eckelman served as an expert witness for Tracon Pharmaceuticals, Inc. I-Mab is seeking damages in the form of a reasonable royalty, along with exemplary damages for Inhibrx’s and Dr. Eckelman’s willful and malicious misappropriation of I-Mab’s trade secrets. The trial is currently scheduled to commence at the end of October 2024.
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The Audit Committee of the Company's Board of Directors approved the change in independent registered public accountants from PricewaterhouseCoopers Zhong Tian LLP ("PwC China") to PricewaterhouseCoopers LLP ("PwC US") for the fiscal year ending December 31, 2024.

First-Half 2024 Financial Results

Cash Position

As of June 30, 2024, the Company had cash and cash equivalents, and short-term investments of $207.5 million, compared to $311.0 million as of December 31, 2023. There was $10.8 million of cash classified as discontinued operations as of December 31, 2023. The decrease of $103.5 million in cash and cash equivalents, and short-term investments included $49.4 million in one-time outflows associated with the divestiture of the Company's China operations.

Share Buyback and Shares Outstanding

In August 2023, the Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to $40 million of American Depository Shares (“ADSs”), each 10 ADSs representing 23 ordinary shares of the Company, over a 12-month period. During the six months ended June 30, 2024, the Company repurchased $0.3 million of its ADSs, equating to 179,656 ADSs or 413,209 ordinary shares. As of June 30, 2024, the Company had issued and outstanding 187,299,764 ordinary shares, representing the equivalent of 81,434,680 ADSs, assuming the conversion of all ordinary shares into ADSs. Approximately $5.2 million worth of ADSs were repurchased under the share repurchase program, which was in effect from August 15, 2023 through August 14, 2024. The Company's Board of Directors does not plan to renew the stock repurchase program.

Net Revenues

The Company did not generate revenue during the three and six months ended June 30, 2024, compared to $0.2 million and $0.3 million for the three and six months ended June 30, 2023, respectively. Total net revenues for the 2023 periods consisted of revenues recognized in connection with the collaboration with AbbVie Inc. ("AbbVie"), which was terminated in the fourth quarter of 2023. The Company does not anticipate any revenue for the remainder of 2024.

Research & Development Expenses

Research and development ("R&D") expenses were $3.1 million and $10.8 million for the three and six months ended June 30, 2024, respectively, compared to $4.3 million and $9.0 million for the three and six months ended June 30, 2023, respectively. R&D costs for the three-months ended June 30, 2024 were $1.2 million lower than the comparable period in 2023, primarily due to decreased share-based compensation expense. R&D costs for the six months ended June 30, 2024 were $1.8 million higher than the comparable period in 2023, driven by higher clinical trial costs associated with the preparation of enrollment for the uliledlimab Phase 2 combination study and ongoing givastomig Phase 1b dose expansion study. These higher costs were partially offset by decreased share-based compensation expense.

Administrative Expenses

Administrative expenses were $11.9 million and $14.3 million for the three and six months ended June 30, 2024, respectively, compared to $7.9 million and $14.0 million for the three and six months ended June 30, 2023, respectively. The increase of $4.0 million and $0.3 million for the three and six months ended June 30, 2024, respectively, was primarily due to higher legal fees associated with the ongoing Inhibrx litigation and higher costs associated with establishing a new operating model to become a U.S.-based global biotech company. These increases were partially offset by lower employee compensation costs.

Interest Income

Interest income was $1.9 million and $2.8 million for the three and six months ended June 30, 2024, respectively, compared to $2.9 million and $4.5 million for the three and six months ended June 30, 2023, respectively. The $1.0 million and $1.7 million decreases for the three and six months ended June 30, 2024, compared to the same periods in 2023, respectively, were primarily driven by decreases in short-term investments.

Other Income (Expenses), Net

Other income (expenses), net were $6.3 million and $5.5 million for the three and six months ended June 30, 2024, respectively, compared to ($16.4) million and ($11.5) million for the three and six months ended June 30, 2023, respectively. The $22.7 million and $17.0 million decreases in expense for the three and six months ended June 30, 2024, respectively, were primarily driven by smaller impacts from foreign exchange losses and other income recognized from the change in the fair value of the put right liability, partially offset by fixed asset impairments.

Equity in Loss of Affiliates

Prior to the China divestiture, I-Mab’s equity method investee, I-Mab Hangzhou incurred significant losses in prior periods and was written down to zero at December 31, 2023. Accordingly, the losses incurred during 2024 relate to share-based compensation expense associated with prior period grants awarded to its employees. Equity in loss of affiliates was $0.0 million and $1.0 million for the three and six months ended June 30, 2024, respectively, compared to $2.0 million and $8.2 million for the three and six months ended June 30, 2023, respectively. The $2.0 million decrease for the three months ended June 30, 2024 was primarily driven by losses recognized in the prior period related to share-based compensation expenses. The $7.2 million decrease for the six months ended June 30, 2024 was driven by a $3.5 million decrease in losses recognized in relation to the operating performance of I-Mab Hangzhou, and a $3.7 million decrease in share-based compensation expenses.

Net Loss from Continuing Operations

Net loss from continuing operations was $6.8 million and $17.8 million for the three and six months ended June 30, 2024, respectively, compared to $27.6 million and $37.9 million for the three and six months ended June 30, 2023, respectively. Net loss from continuing operations per share attributable to ordinary shareholders was ($0.04) and ($0.10) for the three and six months ended June 30, 2024, respectively, compared to ($0.14) and ($0.20) for the three and six months ended June 30, 2023, respectively. Net loss from continuing operations per ADS attributable to ordinary shareholders was ($0.09) and ($0.23), for the three and six months ended June 30, 2024, respectively, compared to ($0.33) and ($0.46) for the three and six months ended June 30, 2023, respectively.

Discontinued Operations

On April 2, 2024, the Company met all conditions precedent to the China divestiture announced on February 7, 2024 (the "Transaction"), successfully closing the Transaction as of that date. The Company determined that the Transaction represented a strategic shift that had a major effect on the business and therefore, met the criteria for classification as discontinued operations at June 30, 2024. Accordingly, the transfer of 100% of the outstanding equity interest in I-Mab Shanghai, and the carrying value of intellectual property and research and development, assets associated with China business operations are reported as discontinued operations in accordance with ASC 205-20, Discontinued Operations. Amounts applicable to prior years have been recast to conform to the discontinued operations presentation. The Company recognized a gain on the Transaction in the amount of $31.9 million for the three and six months ended June 30, 2024, and a loss from operations of the discontinued component of $0.0 million and $6.8 million for the three and six months ended June 30, 2024, respectively.

Non-GAAP Net Loss from Continuing Operations

Non-GAAP adjusted net loss from continuing operations, which excludes share-based compensation expenses from continuing operations, was ($5.7) million and ($21.6) million, for the three and six months ended June 30, 2024, respectively, compared to ($23.6) million and ($30.8) million for the three and six months ended June 30, 2023, respectively. Non-GAAP adjusted net loss from continuing operations per share attributable to ordinary shareholders was ($0.03) and ($0.12) for the three and six months ended June 30, 2024, respectively, compared to ($0.12) and ($0.16) for the three and six months ended June 30, 2023, respectively. Non-GAAP adjusted net loss from continuing operations per ADS attributable to ordinary shareholders was $(0.07) and ($0.28) for the three and six months ended June 30, 2024, respectively, compared to ($0.28) and ($0.37) for the three and six months ended June 30, 2023, respectively.

Conference Call and Webcast Information

Investors and analysts are invited to join the conference call at 8:00 AM ET on August 28, 2024, via:

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Domestic Dial-in: 1-877-407-0784
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International Dial-in: 1-201-689-8560
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Conference ID: 13747695

A webcast of the call will also be available on the I-Mab website, on the Upcoming Events section of the Investor Relations page, available by visiting https://ir.i-mabbiopharma.com/news-events/event-calendar. A replay of the call will be accessible under the Past Events section of the Investor Relations page and will be archived for 6 months.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, exclusively focused on the development of highly differentiated immunotherapies for the treatment of cancer. I-Mab has established operations in the U.S. in Rockville, Maryland. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn and X.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are presented in accordance with U.S. GAAP, the Company uses Non-GAAP adjusted net loss from continuing operations, Non-GAAP adjusted net loss from continuing operations per share attributable to ordinary shareholders and Non-GAAP adjusted net loss from continuing operations per ADS attributable to ordinary shareholders as a non-GAAP financial measure. Non-GAAP adjusted net loss from continuing operations represents net loss from continuing operations before share-based compensation from continuing operations. Non-GAAP adjusted net loss from continuing operations per share attributable to ordinary shareholders and Non-GAAP adjusted net loss from continuing operations per ADS attributable to ordinary shareholders represents net loss from continuing operations per share attributable to ordinary shareholders and per ADS attributable to ordinary shareholders before share-based compensation from continuing operations. The Company's management believes that these non-GAAP measures facilitate understanding of operating results and provides management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned "Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted net loss and related per share measures is that adjusted net loss excludes share-based compensation expense that has been and may continue to be incurred in the future. In order to compensate for these limitations, management presents adjusted net loss together with GAAP results.

Exchange Rate Information

Effective April 2, 2024, the Company changed its reporting currency from RMB to USD. The change was made to align the reporting currency with the underlying operations of the Company as the majority of the Company's revenue, expenses, assets, liabilities and shareholders' equity are now denominated in the U.S. dollar. The Company believes that this change will better illustrate its results of operations for each fiscal period. The Company applied the change of reporting currency retrospectively to its historical results of operations and financial statements. All prior periods' comparative financial information have been restated as if the Company has always used the U.S. dollar as its reporting currency.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s pipeline and capital strategy, including the Company's stock repurchase program; the projected advancement of the Company’s portfolio and anticipated milestones and related timing; the market opportunity and I-Mab’s potential next steps (including the potential expansion, differentiation, or commercialization) for uliledlimab, givastomig and ragistomig; the Company’s expectations regarding the impact of data from ongoing and future clinical trials; the Company's financial condition and results of operations and anticipated changes in the Company’s revenues or expenses; the Company’s expectations regarding its cash runway; timing and progress of studies and trials (including with respect to patient enrollment); and the availability of data and information from ongoing studies and trials. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; and I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

For more information, please contact:

I-Mab Contacts

Tyler Ehler

Senior Director, Investor Relations

IR@imabbio.com

I-Mab

Consolidated Balance Sheets

(All amounts in thousands, except for share data)

	As of June 30,	As of December 31,
	2024	2023

	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$151,961	$290,799
Short-term investments	55,525	20,172
Prepayments and other current assets	22,991	714
Current assets of discontinued operations	—	17,428
Total current assets	230,477	329,113
Property, equipment and software	204	1,772
Operating lease right-of-use assets	3,682	3,768
Investments accounted for using the cost method	19,000	—
Other non-current assets	464	248
Non-current assets of discontinued operations	—	33,127
Total assets	$253,827	$368,028

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	$11,259	$8,555
Operating lease liabilities, current	737	624
Put right liabilities, current	1,976	—
Current liabilities of discontinued operations	—	48,824
Total current liabilities	13,972	58,003
Put right liabilities, non-current	—	13,819
Operating lease liabilities, non-current	3,222	3,253
Other non-current liabilities	—	105
Non-current liabilities of discontinued operations	—	50,851
Total liabilities	$17,194	$126,031

Shareholders’ equity
Ordinary shares (US$0.0001 par value, 800,000,000 shares authorized as of June 30, 2024 and December 31, 2023; 187,299,764 and 185,613,662 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	19	19
Treasury stock	(6,369)	(8,001)
Additional paid-in capital	1,459,005	1,380,918
Accumulated other comprehensive income	40,448	42,013
Accumulated deficit	(1,256,470)	(1,172,952)
Total shareholders’ equity	236,633	241,997
Total liabilities and shareholders’ equity	$253,827	$368,028

I-Mab

Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

	(Unaudited)		(Unaudited)
Revenues
Licensing and collaboration revenue	$—	$159	$—	$312
Total revenues	—	159	—	312
Expenses
Research and development expenses (Note 1)	(3,137)	(4,289)	(10,789)	(9,021)
Administrative expenses (Note 2)	(11,871)	(7,920)	(14,312)	(14,034)
Loss from operations	(15,008)	(12,050)	(25,101)	(22,743)
Interest income	1,921	2,889	2,840	4,506
Other income (expenses), net	6,277	(16,411)	5,480	(11,481)
Equity in loss of affiliates (Note 3)	—	(1,986)	(1,038)	(8,191)
Loss from continuing operations before income tax expense	(6,810)	(27,558)	(17,819)	(37,909)
Income tax expense	—	—	—	—
Loss from continuing operations	$(6,810)	$(27,558)	$(17,819)	$(37,909)

Discontinued operations:
Loss from operations of discontinued operations (Note 4)	$—	$(33,908)	$(6,779)	$(68,664)
Income tax expense	—	—	—	—
Gain on sale of discontinued operations	31,936	—	31,936	—
Income (loss) from discontinued operations	$31,936	$(33,908)	$25,157	$(68,664)

Net income (loss) attributable to I-Mab	$25,126	$(61,466)	$7,338	$(106,573)
Net income (loss) attributable to ordinary shareholders	$25,126	$(61,466)	$7,338	$(106,573)

Net income (loss) attributable to I-Mab	$25,126	$(61,466)	$7,338	$(106,573)
Foreign currency translation adjustments net of tax	(348)	40,597	(1,565)	22,434
Total comprehensive income (loss) attributable to I-Mab	$24,778	$(20,869)	$5,773	$(84,139)

Net loss from continuing operations per share attributable to ordinary shareholders —Basic and diluted	$(0.04)	$(0.14)	$(0.10)	$(0.20)
Net loss from continuing operations per ADS attributable to ordinary shareholders (Note 5) —Basic and diluted	$(0.09)	$(0.33)	$(0.23)	$(0.46)

Net income (loss) from discontinued operations per share attributable to ordinary shareholders —Basic and diluted	$0.17	$(0.18)	$0.14	$(0.36)
Net income (loss) from discontinued operations per ADS attributable to ordinary shareholders (Note 5) —Basic and diluted	$0.39	$(0.41)	$0.32	$(0.83)

Net income (loss) attributable to ordinary shareholders —Basic and diluted	$0.13	$(0.32)	$0.04	$(0.56)
Net income (loss) per ADS attributable to ordinary shareholders (Note 5) —Basic and diluted	$0.30	$(0.74)	$0.09	$(1.29)

Weighted-average number of ordinary shares outstanding —Basic and diluted	186,143,586	191,049,393	186,001,620	191,329,890

Notes:

(1) Includes share-based compensation expense of $0.0 million and $0.4 million for the three and six months ended June 30, 2024, respectively, compared to $1.3 million and $1.8 million for the three and six months ended June 30, 2023, respectively.

(2) Includes share-based compensation expense of $1.1 million and ($3.5) million for the three and six months ended June 30, 2024, respectively, compared to $2.6 million and $4.8 million for the three and six months ended June 30, 2023, respectively.

(3) Includes share-based compensation expense of $0.0 million and ($0.7) million for the three and six months ended June 30, 2024, respectively, compared to $0.1 million and $0.5 million for the three and six months ended June 30, 2023, respectively.

(4) Includes share-based compensation expense of $0.0 million and ($11.5) million for the three and six months ended June 30, 2024, respectively, compared to $3.0 million and $12.0 million for the three and six months ended June 30, 2023, respectively. The period ended June 30, 2024 includes forfeitures as a result of the divestiture of China operations.

(5) Each 10 ADSs represents 23 ordinary shares.

I-Mab

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

	(Unaudited)		(Unaudited)
GAAP net loss from continuing operations	$(6,810)	$(27,558)	$(17,819)	$(37,909)
Add back:
Share-based compensation expense from continuing operations	1,137	3,937	(3,741)	7,100
Non-GAAP adjusted net loss from continuing operations	$(5,673)	$(23,621)	$(21,560)	$(30,809)

Weighted-average number of ordinary shares used in calculating net loss per share –Basic and diluted	186,143,586	191,049,393	186,001,620	191,329,890
Non-GAAP adjusted loss from continuing operations per share attributable to ordinary shareholders
—Basic and diluted	$(0.03)	$(0.12)	$(0.12)	$(0.16)
Non-GAAP adjusted loss from continuing operations per ADS attributable to ordinary shareholders
—Basic and diluted	$(0.07)	$(0.28)	$(0.28)	$(0.37)